UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EXPERIENCE ART AND DESIGN, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

30217D107

(CUSIP Number)

Matthew Dwyer, President

Baron Capital Enterprise, Inc.

6810 N State Road 7

Coconut Creek, FL 33073

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baron Capital Enterprise, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* $40,000
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1% (1)
14	TYPE OF REPORTING PERSON* CO

(1)

Based on a total of 168,909,600 shares of our common stock outstanding as of April 21, 2016.

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Dwyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* $40,000
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Based on a total of 168,909,600 shares of our common stock outstanding as of April 21, 2016.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Experience Art and Design, Inc. a Nevada corporation (the “Issuer”), the principal offices of the Issuer are located at 7260 W. Azure Drive, Suite 140-952, Las Vegas, NV 89130.

Item 2.  Identity and Background.

This statement is being filed by (i) Baron Capital Holdings, Inc., a Florida corporation (the “Company”) and (ii) Matthew Dwyer, the sole officer and director and holder of 65.7% interest in the Company (the “Holder”).

The address of the Company and the Holder is 6810 N State Road 7, Coconut Creek, FL 33073

The Company is a Florida Corporation and the Holder is a citizen of the United States of America.

The principal business of the Company is to provide consulting services and guidance in the public markets.

During the last five years, neither the Company nor the Holder have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 15, 2015 the Company loaned the sole officer and director of the Issuer $40,000 and the parties have agreed to exchange shares of the Issuer held by the sole officer in exchange for the monies loaned.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of Common Stock to which this Schedule 13D relates are held by the Company and the Holder as an investment.  The Company and the Holder both disclaim any membership in a group relating to the Issuer.

The Company nor the Holder have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Company directly beneficially owns all of the shares reported in this Statement. The Holder is an officer, the sole director and the holder of a 65.7% interest in the Company. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Act”), the Holder may be deemed to share voting and dispositive power with the Company with respect to the 61,000,000 shares of the Issuer held by the Company, representing approximately 36.1% of the issued and outstanding shares of the Issuer’s Common Stock (based upon 168,909,600 shares of Common Stock outstanding as of April 21, 2016 as reported by the Issuer’s transfer agent). For purposes of Section 13(d) or (g) of the Act and Rule 13d-4 thereunder, the Holder disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by the Holder.

(b) The powers that the Company and the Holder have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page of this Schedule which is hereby incorporated herein by reference.

(c) During the past sixty days, neither the Company nor the Holder has effected a transaction in the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: 4/28/2016

Baron Capital Enterprise, Inc.

Matthew Dwyer

By /s/Matthew Dwyer
Matthew Dwyer, for himself and as President of the
Company